UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2002

 Barak I.T.C. (1995) - The International Telecommunications Services Corp. Ltd.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


                 15 Hamelacha Street, Rosh Ha'ayin 48091, Israel
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes _ No {

                     The following are included in this Report on Form 6-K:

                     1. Press Release, dated November 13, 2002












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
                                   SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  BARAK I.T.C.  LTD.



Date: November 25, 2002                           By /s/ Larry Akerman
                                                    ----------------------------
                                                     Larry Akerman
                                                     Vice President of Finance








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
                                   BARAK 013
                                                                EARNINGS RELEASE


              BARAK'S THIRD QUARTER EBITDA UP 35 PERCENT OVER 3Q01,
              -----------------------------------------------------
              OPERATING PROFIT GAINS 78 PERCENT TO NIS 34.8 MILLION
              -----------------------------------------------------

           ROSH HA'AYIN, ISRAEL, NOVEMBER 13, 2002 - BARAK I.T.C., a leading Israeli provider of international telecommunications services, today reported a 35 percent gain in third quarter EBITDA to NIS 47.1 million ($9.7 million) from NIS 34.8 million ($7.1 million) for the third quarter of 2001.

           Operating profit for the third quarter jumped 78 percent to NIS 34.8 million ($7.1 million) from NIS 19.6 million ($4.0 million) for 3Q01.

           Third quarter revenues improved 4 percent over the second quarter of 2002 to NIS 185.6 million ($38.1 million). Third quarter 2001 revenues were NIS
188.5 million ($38.7 million). Cash flow from operations for the third quarter increased 13 percent over second quarter 2002 to NIS 38.3 million ($7.9 million).

           Quarterly gross profit rose 32 percent to NIS 66.1 million from NIS
50.1 million ($10.3 million) for the year-ago third quarter. Selling and marketing expenses increased 18 percent to NIS 20.9 million ($4.3 ), while G&A expenses declined 18 percent to NIS 10.5 million ($2.1 ).

           The Company ended third quarter 2002 with a cash balance of NIS 30.8 million ($6.3 million) compared with a cash balance of NIS 63.8 million ($13.1 million) at the end of 2001. Financial expenses for the quarter came to NIS 26.4 million ($5.4 million) compared with financial expenses of NIS 47.1 million ($9.7 million) for the same period last year.

           Avi Patir, Barak's chief executive officer, said: "The third quarter and nine month results were consistent with management expectations. I am pleased with our results and our determination to maintain momentum in the face of a distressing economic environment. We continue to grow and consolidate our competitive position in the international telecom market. At the same time we have an eye on changes in the Israeli telecom environment that would dramatically improve our future prospects."

           For the first nine months, Barak reported revenues up 4 percent to NIS 539.4 million ($110.7 million) versus nine-month 2001 revenues of NIS 517.0 million ($106.1 million). Gross profit for the period came to NIS 192.4 million ($39.5 million), 43 percent ahead of the gross profit of NIS 134.9 million ($27.7 million) for the first nine months of 2001. The operating profit jumped 141 percent to NIS 104.2 million ($21.4 million) from NIS 43.3 million ($8.9 million) for the period in 2001.

           The nine-month net profit was NIS 41.8 million ($8.6 million) versus a net loss of NIS 62.5 million ($12.8 million) for the first nine months of 2001. Nine-month EBITDA increased 62 percent to NIS 141.0 million ($28.9 million) compared with NIS 87.3 million ($17.9 million) for the same period in 2001. Nine-month financial expenses declined 33 percent to NIS 62.2 million ($12.7 million) from NIS 93.2 million ($19.1 million), due in large part to currency fluctuations.

           Larry Akerman, vice president of finance, said the third quarter helped consolidate Barak's financial and operating gains over the past year. "Our main numbers made entirely satisfactory gains for the period," Mr. Akerman emphasized. "Our business model and strategy is successfully moving BARAK towards sustained profitability over the long-term."

BARAK I.T.C. BEGAN OFFERING INTERNATIONAL TELECOMMUNICATIONS SERVICES TO THE ISRAELI PUBLIC IN JULY 1997. THE COMPANY IS ONE OF THREE ISRAELI COMPANIES LICENSED BY THE MINISTRY OF COMMUNICATIONS TO PROVIDE INTERNATIONAL TELECOMMUNICATIONS SERVICES TO THE ISRAELI PUBLIC. ITS SHAREHOLDERS INCLUDE SPRINT CORPORATION, DEUTSCHE TELEKOM AG, FRANCE TELECOM, CLALCOM LTD., A SUBSIDIARY OF ONE OF ISRAEL'S LARGEST HOLDING COMPANIES, AND MATAV-CABLE SYSTEMS MEDIA LTD., A DIVERSIFIED ISRAELI TELECOMMUNICATIONS COMPANY.

(This press release contains forward-looking statements with respect to the Company's business, financial condition and results of operations. These forward-looking statements are based on the current expectations of the management of Barak I.T.C. only, and are subject to risk and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the company's products, inability to timely develop and introduce new technologies, products and applications, loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risk and uncertainties affecting the company, reference is made to the Company's reports filed from time to time with the Securities and Exchange Commission.)

CONTACTS:
Larry Akerman, VP of Finance                        Marilena LaRosa
Barak I.T.C.                                        The Anne McBride Company
Tel.+972-3-900-1313                                 Tel: 212-983-1702

                             FINANCIAL TABLES FOLLOW



BARAK I.T.C 013 - INTERIM FINANCIAL STATEMENT


CONDENSED INTERIM STATEMENT OF OPERATIONS

                                           FOR THE THREE     FOR THE THREE     FOR THE THREE
                                           MONTH ENDED       MONTH ENDED       MONTH ENDED
                                           SEPTEMBER 30,     SEPTEMBER 30,     JUNE 30, 2002
                                             2002              2001

                                           (UNAUDITED)       (UNAUDITED)       (UNAUDITED)

                                           in millions of    in millions of     in millions of
                                           --------------    --------------     --------------
                                           adjusted NIS      adjusted NIS       adjusted NIS
                                           ------------      ------------       ------------
REVENUES                                      185.6             188.5            177.6

EXPENSES                                      150.8             168.9            140.3

OPERATING PROFIT                               34.8              19.6             37.3

FINANCIAL INCOMES (EXPENSES), NET             (26.4)            (47.2)             1.7

OTHER EXPENSES                                 (0.2)                -                -


PROFIT (LOSS) FOR THE PERIOD                    8.2             (27.6)            39.0

EBITDA                                         47.1              34.8             49.5




                                            FOR THE THREE     FOR THE THREE
                                            MONTH ENDED       MONTH ENDED
                                            SEPTEMBER 30,     SEPTEMBER 30,
                                              2002              2001

                                            (UNAUDITED)       (UNAUDITED)

                                            in millions of    in millions of
                                            --------------    --------------
                                            adjusted NIS      adjusted NIS
                                            ------------      ------------
REVENUES                                        539.4           517.0

EXPENSES                                        435.2           473.7

OPERATING PROFIT                                104.2            43.3

FINANCIAL EXPENSES, NET                          62.2            93.2

OTHER EXPENSES                                      -           (11.8)

SHARE IN LOSSES OF ASSOCIATED COMPANIES          (0.2)           (0.8)

LOSS FOR THE PERIOD                              41.8           (62.5)

EBITDA                                          141.0            87.3

CONDENSED INTERIM STATEMENT OF BALANCE SHEET





                                       5


                                           SEPTEMBER 30,2002  DECEMBER 31,2001
                                              (UNAUDITED)        (AUDITED)

                                            in millions of    in millions of
                                            --------------    --------------
                                            adjusted NIS      adjusted NIS
                                            ------------      ------------

CASH                                             30.7            63.8
OTHER CURRENT ASSETS                            125.6           124.7
OTHER ASSETS, NET                               290.2           316.0
                                                -----           -----
TOTAL ASSETS                                    446.5           504.5

CURRENT LIABILITIES                             228.9           252.2
LONG TERM LIABILITIES                           782.2           858.7
SHAREHOLDERS' EQUITY                           (564.6)         (606.4)
                                               -------         -------
                                                446.5           504.5


CONDENSED INTERIM STATEMENT OF CASH FLOWS


                                            FOR THE THREE     FOR THE THREE     FOR THE THREE
                                            MONTH ENDED       MONTH ENDED       MONTH ENDED
                                            SEPTEMBER 30,     SEPTEMBER 30,     JUNE 30, 2002
                                              2002              2001

                                            (UNAUDITED)       (UNAUDITED)       (UNAUDITED)

                                            in millions of    in millions of     in millions of
                                            --------------    --------------     --------------
                                            adjusted NIS      adjusted NIS       adjusted NIS
                                            ------------      ------------       ------------


CASH FLOWS FROM OPERATING ACTIVITIES             38.4            24.7             33.9
CASH FLOWS FROM INVESTING ACTIVITIES            (13.2)           (5.5)           (14.5)
CASH FLOWS FROM FINANCING ACTIVITIES            (67.4)            0.0            (31.6)
BALANCE AT BEGINNING OF PERIOD                   72.9            17.6             85.1
                                                 ----            ----             ----
BALANCE AT END OF PERIOD                         30.7            36.8             72.9



                                            FOR THE THREE     FOR THE THREE
                                            MONTH ENDED       MONTH ENDED
                                            SEPTEMBER 30,     SEPTEMBER 30,
                                              2002              2001

                                            (UNAUDITED)       (UNAUDITED)

                                            in millions of    in millions of
                                            --------------    --------------
                                            adjusted NIS      adjusted NIS
                                            ------------      ------------
CASH FLOWS FROM OPERATING ACTIVITIES            110.5           53.6
CASH FLOWS FROM INVESTING ACTIVITIES            (34.6)         (22.0)
CASH FLOWS FROM FINANCING ACTIVITIES           (109.0)          (3.7)
BALANCE AT BEGINNING OF PERIOD                   63.8            8.9
                                                 ----            ---
BALANCE AT END OF PERIOD                         30.7           36.8







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